Filed by Corn Products International, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Corn Products International, Inc.
Commission file Number for Registration Statement
on Form S-4: 333-152781

Alberto Weisser Chairman and Chief Executive Officer	Sam Scott Chairman, President and Chief Executive Officer
September 30, 2008
Dear Bunge and Corn Products Colleagues,
We are pleased to report that planning for the combination of our two companies is proceeding smoothly. On Tuesday and Wednesday of last week we held the second meeting of the integration Steering Committee, which is comprised of Alberto Weisser and Sam Scott, CFOs Jackie Fouse and Cheryl Beebe, and HR heads Jim Hirchak and Vicente Teixeira. At the meeting, integration sponsors and leaders from around the world presented their teams’ initial findings and ideas.
Over 50 teams are currently analyzing the best way to integrate our operations on global and regional levels. They are divided into five primary groups—North America; South America; Asia and other regions; Global Growth; and General & Administrative—and are working on topics such as distribution, IT, marketing, procurement, legal, R&D, HR and finance. The size and specific activities of the teams vary depending upon their location and focus, but each has the same underlying goal: identifying the approaches and ideas that will produce efficiencies and accelerate the growth of our combined businesses.
Our confidence in the strategic value of combining Bunge and Corn Products has only grown stronger as we have proceeded with integration planning and have had the opportunity to hear the talented teams in our organizations discuss the growth potential in their regions, the ideas they have for product innovation and improved customer offerings, as well as the opportunities that will be available for employees.
Our goal is to conduct the integration carefully, correctly and candidly. This week’s meeting provided the Steering Committee with a chance to review progress, discuss ideas and offer input. No final decisions were made. Additional Committee meetings are scheduled for October and November. We expect to have a clearer sense of the timetable for major decisions after these sessions. We will keep you posted.
So where does the process stand today, and what can you expect in the coming months?
First, we expect to hold our shareholder meetings in mid to late November, and close the merger shortly thereafter.
On the day of the closing, Corn Products will become part of Bunge. Corn Products stockholders will become Bunge shareholders, and Corn Products’ financial results will be consolidated into Bunge’s. Alberto Weisser will be the combined company’s chairman and CEO, and Sam Scott will join Bunge’s Board of Directors. At the same time, key functions—legal, finance, HR and some commercial teams, for example—will work together closely to ensure that essential activities like financial reporting, payroll and customer contacts are handled smoothly.

Beyond these changes, we do not expect many significant, near-term changes to our day-to-day operations. Most of the integration plans in development will be implemented in the first half of 2009.
This process requires the focus of many people and will take a considerable amount of effort to complete. We thank everyone who is involved on a day-to-day basis and all others who are contributing their time and thoughts. The integration of our two companies is important work, but as we move ahead, let’s continue to keep our customers and businesses foremost in our minds.
Included with this letter is an FAQ document. We hope it addresses some of the questions that you may have.
Best regards,
Alberto Weisser, Sam Scott
Cautionary Statement Concerning Forward-Looking Statements
This material contains “forward-looking statements”, including, among other statements, statements regarding the proposed merger between Corn Products, International, Inc. and Bunge Limited, and the anticipated consequences and benefits of such transaction. Statements made in the future tense, and words such as “anticipate”, “expect”, “project”, “continue”, “believe”, “plan”, “estimate”, “intend”, “will”, “may” and similar expressions are intended to identify forward-looking statements. These statements are based on current expectations, but are subject to certain risks and uncertainties, many of which are difficult to predict and are beyond the control of Corn Products and Bunge.
Relevant risks and uncertainties include those referenced in Corn Products’ and Bunge’s filings with the Securities and Exchange Commission (the “SEC”) which can be obtained as described in “Additional Information” below. Risks and uncertainties relating to the proposed merger include: required regulatory approvals may not be obtained in a timely manner, if at all; the proposed merger may not be consummated; the anticipated benefits of the proposed merger, including synergies, may not be realized; and the integration of Corn Products’ operations with those of Bunge may be materially delayed or may be more costly or difficult than expected. These risks and uncertainties could cause actual results to differ materially from those expressed in or implied by the forward-looking statements, and therefore should be carefully considered. Corn Products assumes no obligation to update any forward-looking statements as a result of new information or future events or developments.
Additional Information
This material is not a substitute for the preliminary joint proxy statement/prospectus or any other documents that Corn Products and Bunge have filed or will file with the SEC in connection with the proposed merger. Investors and securityholders are urged to carefully read the preliminary joint proxy statement/prospectus and any other relevant documents filed or to be filed by Corn Products or Bunge, including the definitive joint proxy statement/prospectus when it becomes available, because it will contain important information. The preliminary joint proxy statement/prospectus is, and other documents filed or to be filed by Corn Products and Bunge with the SEC are or will be, available free of charge at the SEC’s web site (www.sec.gov), from Corn Products by directing a request to Corn Products International, Inc., 5 Westbrook Corporate Center, Westchester, Illinois 60154, Attention: Investor Relations, by accessing Bunge’s website at www.bunge.com under the tab “About Bunge” and then under the heading “Investor Information” and from Bunge by directing a request to Bunge Limited, 50 Main Street, White Plains, New York 10606, Attention: Investor Relations.
Corn Products, Bunge and their respective directors, executive officers and other employees may be deemed to be participants in a solicitation of proxies from the securityholders of Corn Products or Bunge in connection with the proposed merger. Information about Corn Products’ directors and executive officers is available in Corn Products’ proxy statement, dated April 4, 2008, for its 2008 annual meeting of stockholders and in Corn Products’ most recent filing on Form 10-K. Information about Bunge’s directors and executive officers is available in Bunge’s proxy statement, dated April 16, 2008, for its 2008 annual meeting of shareholders and in Bunge’s most recent filing on Form 10-K. Additional information about the interests of potential participants is included in the preliminary joint proxy statement/prospectus referred to above.